Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a slide presentation made available on November 25, 2015 by Towers Watson & Co. (“Towers Watson”) regarding the proposed merger of Towers Watson and Willis Group Holdings plc.

1 Investor Presentation Update: Revised Terms for Merger with Willis Group Holdings November 25, 2015

Overview of the Enhanced Towers Watson + Willis Transaction Terms
On November 19, 2015, Towers Watson and Willis announced revised terms for the merger transaction, providing enhanced liquidity and value to Towers Watson shareholders
Towers Watson shareholders will receive a special dividend of $10.00 per share (up from $4.87 per share)
Towers Watson shareholders will continue to receive 2.649 Willis ordinary shares per TW share
This materially improves the consideration provided to Towers Watson shareholders
Cash consideration is increased by $357MM in the aggregate, over 100% more than original terms
Total implied consideration has increased by $10.48 per share

, or +8.6%, based on the revised terms
Towers Watson shareholders continue to receive upside in the form of 49.9% of the equity in the combined company
The
benefits
to
Towers
Watson
shareholders
continue
to
be
clear:
This
merger
is
the
right
deal
with
the
right partner at the right time to drive significant shareholder value
Unique opportunity to accelerate TW’s long-term growth strategy
Clear, compelling synergies expected to generate $4.7 billion of total incremental value
Significant cash net income accretion of approximately 42% for TW shareholders by 2018
Right management team in place to execute on the integration and strategic plan
Result of extensive evaluation and negotiation by an engaged, independent board
Exchange ratio is favorable to TW shareholders , with enhanced value through additional cash consideration
We urge shareholders to vote FOR
the revised transaction at our meeting on December 11, 2015
(1)
Based on implied consideration at close of 11/24/15 of $132.68 (2.649 shares of WSH at $46.31 + $10.00 cash) and at close of 11/17/15 (the day prior to adjournment) of $122.19 (2.649 shares of WSH at $44.29 + $4.87 cash)

$125.21
$122.19
$132.68
$5.13
$5.35
$110
$120
$130
$140
TW Stock Price
11/17/2015
Value of Consideration
11/17/2015
Value of
Increase in
Special Dividend
Value of
WSH Stock
Appreciation
Value of Consideration
11/24/2015
Revised Terms Have Generated Significant Value for TW Shareholders
The revised terms provide incremental cash value to TW shareholders and have reduced deal uncertainty, which has likely contributed to WSH stock price appreciation
Implied Merger Consideration of Revised Terms
+8.6% increase
vs. original terms
+6.0% increase
vs. stock price
(Immediately prior to adjournment)

Implied returns to TW (based on the value of consideration under the revised terms) materially exceed peer
1
performance
post-announcement
(6/30
to
present),
offsetting
the
initial
stock
price
reaction
on
a
relative basis
We believe that this outperformance has been driven by increased understanding of the strategic fit and value creation potential of the transaction
If TW had traded in-line with average of peers since before announcement, TW stock would be valued at $130.24 per share, vs. $132.68 per share of consideration offered
In addition to providing attractive near-term value, this transaction will provide TW shareholders with exposure to significant upside over the long-term
TW shareholders will hold 49.9% of the combined company, including exposure to $4.7 billion of expected total value creation from cost savings, revenue synergies and tax benefits
We urge shareholders to not focus solely on trading at announcement –
for instance, there was an ~8% decline in stock
price upon announcement of the Towers Perrin / Watson Wyatt transaction, which subsequently generated TW returns over 40% in excess of peers post-transaction to date
TW Has Outperformed Its Peers Since Announcement
(1)
Peers include Accenture, Advisory Board Company, Aon, The Corporate Executive Board, FTI, Huron Consulting, and MMC
(2)
Based
on
deal
consideration
of
$132.68
as
of
market
close
on
11/24/15
vs.
TW
stock
price
on
6/29/15
and
6/30/15
(3)
Market data per FactSet; represents stock price performance from indicated start date through November 24, 2015
Day Prior to Announcement
(6/29
to Present)
(3)
Day of Announcement to Present
(6/30
to Present)
(3)
Average
Return of TW Peers
(1)
(5.6%)
(5.9%)
Median
Return of TW Peers
(1)
(5.3%)
(4.9%)
TW Returns Based on Deal Consideration
(2)
(3.8%)
5.5%
vs. Peer Average
+1.8%
+11.4%
vs. Median Average
+1.5%
+10.4%

TW Board evaluated precedent MoE
transactions to determine the range of
reasonable premiums and discounts
-
In MoE transactions, “target” and “acquiror”
generally reflect legal or structural, not
substantive, elements
-
Following the merger, TW shareholders will
have the majority of the economics (51.9%
including the amended pre-merger dividend)
-
While Willis is the structural “acquiror,” there
are aspects of the transaction where TW is
gaining more than Willis (and accordingly is
more akin to the “acquiror” in precedent
deals), and therefore it is appropriate and
consistent with such deals for Willis to
receive a modest premium
-
The primary focus should be the absolute
value of the premium provided to one
partner and, conversely, the discount
received by the other
Precedent merger transactions resulted in
average partner discount of 4.1%
-
Focusing solely on deals where nominal
“targets” received a discount would be
arbitrary and under inclusive
MoEs Typically Involve a Moderate Premium/Discount to Partners
(1)
Calculated as combined unaffected market capitalization multiplied by ownership percentage divided by standalone pre-announcement market capitalization less 1.
Market Cap. Method
(1)
Ann.
1-Day Premium
Ownership Split
Date
Partner A
Partner B
Partner A
Partner B
Partner A
Partner B
09/15/15
Sirona Dental Systems
Dentsply International
(0.6%)
0.4%
42.0%
58.0%
08/11/15
Terex
Konecranes
9.3%
(11.3%)
60.0%
40.0%
06/14/15
Ryland Group
Standard Pacific
6.7%
(4.2%)
41.0%
59.0%
01/26/15
MeadWestvaco
RockTenn Company
8.9%
(7.6%)
50.1%
49.9%
12/01/14
Spansion Inc.
Cypress Semiconductor
8.8%
(7.4%)
50.0%
50.0%
10/27/14
Wright Medical
Tornier N.V.
10.8%
(9.5%)
52.0%
48.0%
05/15/14
Dixons Retail plc
Carphone Warehouse
2.3%
(2.2%)
50.0%
50.0%
04/07/14
Lafarge S.A
Holcim
1.5%
(1.3%)
47.0%
53.0%
02/24/14
TriQuint Semiconductor
RFD Micro Devices
5.4%
(4.8%)
50.0%
50.0%
02/20/13
OfficeMax
Office Depot
8.3%
(5.9%)
45.0%
55.0%
08/21/12
SuperMedia Inc.
Dex One Corp
3.0%
(1.9%)
40.0%
60.0%
02/22/11
Frontier Oil Corp.
Holly Corp.
(1.8%)
1.8%
49.0%
51.0%
10/18/10
NSTAR
Northeast Utilities
2.1%
(1.6%)
44.0%
56.0%
05/03/10
Continental Airlines
UAL Corp.
(1.2%)
1.0%
45.0%
55.0%
03/23/10
FNX Mining Co.
Quadra Mining Ltd.
(2.5%)
2.5%
48.0%
52.0%
02/10/09
Ticketmaster
Live Nation
5.7%
(5.2%)
50.1%
49.9%
06/13/08
Allied Waste Industries
Republic Services
2.3%
(2.4%)
52.0%
48.0%
02/19/07
XM Satellite Radio
SIRIUS Satellite Radio
10.9%
(8.9%)
50.0%
50.0%
11/01/06
Caremark
CVS
1.3%
(1.1%)
45.5%
54.5%
03/09/05
Great Lakes Chemical
Crompton Corp.
3.1%
(2.8%)
49.0%
51.0%
07/22/04
Coors
Molson
(3.2%)
2.8%
45.0%
55.0%
01/22/04
Union Planters
Regions Financial
(1.5%)
1.1%
40.7%
59.3%
Premium
Discount
Maximum
10.9%
(11.3%)
Mean
4.6%
(4.1%)
Median
2.9%
(2.7%)
Minimum
0.4%
(0.6%)

Revised Terms Result in a Moderate Premium/Discount, In-Line with
Precedents
(1)
TW stock price of $137.98 as of 6/29/2015 and diluted shares based on share count information as of 6/25/15, reflecting 69.213 million shares of common stock outstanding, 0.730 million of common stock issuable with respect to restricted stock units (including RSUs issued due to special dividend), and by applying treasury stock method for 0.101 million options outstanding with weighted average exercise price of $19.62.
(2)
Willis stock price of $45.40 as of 6/29/2015 and diluted share count information reflecting 179.726 million ordinary shares outstanding, 3.418 million ordinary shares issuable with respect to restricted stock units and performance stock units, and by applying treasury stock method for 6.921 million options outstanding with weighted average exercise price of $37.12.
TW board determined the moderate premium/discount in the transaction was reasonable in light of the long-
term anticipated value creation of the transaction
-
Premium/discount materially reduced under revised terms
The Board reviewed the calculation of the premium/discount on a market capitalization basis
-
Calculating the discount using the pre-deal Willis stock price does not reflect the total value received by TW shareholders through their 49.9% ownership in the combined entity

Announcement
TW
Market
Value
(1)
$9,663
Plus:
WSH
Market
Value
(2)
8,372
Combined Market Value
$18,035
Less: Dividend to TW
(694)
Total Market Cap (Ex-Dividend)
$17,341
Implied Market Value to TW (49.9%)
$8,653
Plus: Dividend
694
Implied Value to TW
$9,347
Implied Value to WSH (50.1%)
$8,688
TW Implied Premium/(Discount) to Trading
Value
(3.3%)
WSH Implied Premium/(Discount) to Trading
Value
3.8%

Revised Terms Were the Result of Extensive Shareholder Outreach and
Negotiation Between the Parties
Since announcement of the transaction, management and independent directors have had extensive, constructive discussions with our shareholders
While shareholders have been supportive of the strategic rationale and long-term value creation potential of the transaction, some shareholders indicated concerns regarding the value of consideration to be received in the transaction
Given feedback from our shareholders, TW entered into negotiations with Willis to enhance the value received by TW shareholders in the transaction:
The
companies
had
multiple
discussions
leading
up
to
the
revised
terms
on
November
19
TW advocated for additional value through an increase to the special dividend and/or enhancements to the exchange ratio
Final increase of special dividend to $10.00 per share was the result of extensive negotiation and dialogue
The TW Board considered a range of factors and considerations, including the value to be received by TW shareholders, the negotiation process resulting in the revised terms, and the concerns that a further dividend increase could begin to jeopardize full realization of the merger tax benefits
The Board of TW unanimously approved the revised merger terms, and believe that these terms both enhance near-term value, as well as maintain the full long-term benefits of the transaction
Towers Watson does not expect any further increase in the pre-merger special dividend and Willis has stated it will not agree to any further amendments
th

Where You Can Find Additional Information
In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the
Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  The registration statement on Form S-4 was declared effective by the Commission on October 13, 2015.
Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective shareholders on or around October 13,
2015.   YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS  AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR
WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION
ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION.  You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or
by telephone at (212) 915-8084.

Forward Looking Statements
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can
identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”,
“anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving
Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers
Watson’s and Willis Group’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson shareholders and Willis
Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation;  the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.  Additional risks and factors are identified under “Risk Factors”
in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.